SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. )

                                    QLT INC.
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                                (Name of Issuer)

                           Common Stock, No Par Value
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                         (Title of Class of Securities)

                                    746927102
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 22, 2006
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------------------------

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      746927102              SCHEDULE 13D         PAGE 2 OF 7 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JANA PARTNERS LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                5,939,472

                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      5,939,472
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                5,939,472

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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.42%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      746927102              SCHEDULE 13D         PAGE 3 OF 7 PAGES
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Item 1.       Security and Issuer.

       This statement on Schedule 13D relates to the shares ("Shares") of common stock, no par value, of QLT Inc. (the "Issuer"). The principal executive office of the Issuer is located at 887 Great Northern Way, Vancouver, B.C., Canada V5T 4T5.

Item 2.       Identity and Background.

        (a) This statement is filed by JANA Partners LLC, a Delaware limited liability company (the "Reporting Person"). The Reporting Person is a private money management firm which holds the Shares of the Issuer in various accounts under its management and control. The principals of the Reporting Person are Barry Rosenstein and Gary Claar (the "Principals").

        (b) The principal business address of the Reporting Person and the Principals is 200 Park Avenue, Suite 3300, New York, New York 10166.

        (c) The principal business of the Reporting Person and the Principals is investing for accounts under their management.

        (d) Neither the Reporting Person nor the Principals has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Neither the Reporting Person nor the Principals has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) The Reporting Person is a limited liability company organized in Delaware. The Principals are citizens of the United States of America.

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CUSIP NO.      746927102              SCHEDULE 13D         PAGE 4 OF 7 PAGES
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Item 3.       Source and Amount of Funds or Other Consideration.

       The 5,939,472 Shares reported herein by the Reporting Person, were acquired at an aggregate purchase price of approximately $40,569,615. The Shares beneficially owned by the Reporting Person were acquired with investment funds in accounts under management.



Item 4       Purpose of Transaction.

       The Reporting Person acquired the Shares for investment in the ordinary course of business. The Reporting Person believes that the Shares at current market prices are undervalued and represent an attractive investment opportunity. The Reporting Person may make further purchases of the Shares from time to time and may dispose of any or all of the Shares held by it at any time.

       Except as set forth herein, neither the Reporting Person nor the Principals have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares or selling some or all of its Shares, and, alone or with others, pursuing discussions with the Issuer, other stockholders and third parties with regard to its investment in the Issuer, and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.


Item 5.       Interest in Securities of the Company.

        (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 92,460,891 Shares outstanding, which is the total number of Shares outstanding as of November 4, 2005 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

       As of the close of business on March 3, 2006, the Reporting Person may be deemed to beneficially own 5,939,472 Shares constituting approximately 6.42% of the Shares outstanding.

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CUSIP NO.      746927102              SCHEDULE 13D         PAGE 5 OF 7 PAGES
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        (b) The Reporting Person has sole voting and dispositive powers over the
5,939,472 Shares, which powers are exercised by the Principals.

        (c) Information concerning transactions in the Shares effected by the Reporting Person during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions in Shares listed on Schedule A hereto were effected in open market purchases on the NYSE through various brokerage entities.

        (d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

        (e) Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

       Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.



Item 7.       Material to be Filed as Exhibits.

Not applicable

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CUSIP NO.      746927102              SCHEDULE 13D         PAGE 6 OF 7 PAGES
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                                   SIGNATURES



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  March 6, 2006



                            JANA PARTNERS LLC

                            BY: /s/ Barry Rosenstein
                            ---------------------------------------
                            Name:  Barry Rosenstein
                            Title: Managing Partner

                            BY: /s/ Gary Claar
                            ---------------------------------------
                            Name:  Gary Claar
                            Title: Managing Director

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CUSIP NO.      746927102              SCHEDULE 13D         PAGE 7 OF 7 PAGES
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                                   SCHEDULE A
          TRANSACTIONS IN THE SHARES BY THE REPORTING PERSON DURING THE
                                  PAST 60 DAYS

                             Shares
        Date of             Purchased            Price Per
      Transaction             (Sold)               Share
    --------------        ---------------      --------------
      1/5/2006               (25,000)               6.71
     1/11/2006               155,000                6.83
     1/12/2006                50,000                6.68
     1/12/2006                57,500                6.62
     1/13/2006                11,000                6.60
     1/17/2006                25,000                6.79
     1/17/2006                65,000                6.76
     1/18/2006                (3,600)               6.75
     1/18/2006                  (200)               6.77
     1/19/2006                25,000                6.65
     1/19/2006                 2,550                6.63
      2/2/2006                25,000                6.10
      2/2/2006               100,000                6.06
      2/3/2006                 5,000                6.00
      2/6/2006                38,500                6.02
      2/7/2006               150,000                6.40
      2/9/2006                50,000                6.41
     2/14/2006                77,000                6.60
     2/16/2006               120,819                6.78
     2/16/2006                73,000                6.62
     2/17/2006               100,000                6.94
     2/17/2006               174,362                6.87
     2/21/2006               200,000                6.70
     2/21/2006               100,000                6.71
     2/22/2006               375,000                6.90
     2/22/2006               500,000                6.94
     2/23/2006               100,000                6.88
     2/23/2006               310,700                6.89
     2/24/2006                31,700                6.93
     2/28/2006                50,000                7.29
      3/1/2006               178,200                7.24
      3/2/2006                25,000                7.28